Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2013

CALGARY, Nov. 7, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report interim operating and unaudited financial results for the three and nine months ended September 30, 2013.

HIGHLIGHTS

•	Recorded average production of 41,510 boe/d during the third quarter of 2013, compared to 42,813 boe/d in the prior quarter and 36,546 boe/d in the third quarter of 2012. The modest decrease in quarter-over-quarter production was attributable to seasonal changes in Canadian drilling and tie-in activity, turnaround activity in the Netherlands and management of available well deliverability in Australia, Canada and the Netherlands to achieve corporate production growth targets. Year-over-year production growth of 14% was achieved through continued development of the Cardium and Mannville in Canada, and strong production additions from the 2013 drilling programs in France and Australia.
•	Generated fund flows from operations of $165.6 million ($1.63/share) in the third quarter of 2013, as compared to $174.6 million ($1.73/share) in the prior quarter and $137.1 million ($1.39/share) in the third quarter of 2012. Fund flows from operations decreased 5% as compared to the prior quarter due to increased taxes in France and foreign exchange impacts, but increased 21% on a year-over-year basis.
•	We continue to benefit from our exposure to Brent-based crude oil, WTI-based crude oil, and European natural gas pricing. Our Brent-based crude production represents approximately 45% of total production and 65% of total crude oil and liquids production. Our Brent-based production continues to attract a consolidated premium of more than $4.00/bbl to the quoted Dated Brent reference price, which increased to US$110.37/bbl during the third quarter. Our Canadian-based crude production also benefited as it is indirectly priced off the WTI reference price, which increased by US$11.60/bbl to US$105.82/bbl during the quarter. Vermilion's natural gas production in the Netherlands received an average price of $10.18/mcf during the third quarter, compared to $2.43/mcf for AECO.
•	Strong operational performance across all of our operating regions continues to provide us with flexibility to manage the composition of produced volumes while exceeding our annual production targets. With the contribution of production associated with our Netherlands acquisition, which closed October 10, 2013, we now expect to achieve average annual production volumes at the upper end of our current guidance range of 40,500 to 41,000 boe/d. Our original 2013 guidance of 39,000 to 40,500 boe/d was previously increased following both the first and second quarters due to better-than-expected results from our capital program. We expect to achieve organic production growth in all four of our business units in 2013 as compared to 2012.
•	Continued development of our extensive position in the high-quality West Pembina region of the Cardium light oil play. During the third quarter, we drilled 16 (14.1 net) Cardium wells and brought 11 (10.6 net) Cardium wells on production. The third quarter drilling program included five 1.5-mile and two 2-mile wells. Based on strong results year-to-date, the remainder of the 2013 Cardium drilling program will comprise a higher percentage of 1.5-mile, 1.75-mile and 2-mile wells.
•	Drilled and completed our fifth operated Mannville well in 2013 and brought one well on production during the third quarter. Average rate from the five operated wells to date is currently 2.3 mmcf/d sales gas and 340 bbls/d of condensate and NGLs (77% condensate), with the average well in its third month of production.
•	We continued to appraise our significant position in the Duvernay liquids-rich natural gas resource play where we have amassed a total land position of 321 net sections as of the end of the third quarter. Our land position, which spans the liquids-rich gas fairway in three contiguous blocks, has been assembled for approximately $76 million dollars ($375/acre). We currently anticipate spud of our first horizontal Duvernay well prior to year-end 2013, with completion planned for early 2014.
•	In Ireland, tunneling operations re-started on November 3, 2013. Tunneling operations had been suspended following an industrial accident, which resulted in a fatality at the project worksite on September 8, 2013. Onshore pipelining, offshore umbilical-laying, seismic acquisition and workover activities for our Corrib project were not impacted by the suspension. The effective impact of the delay in tunneling operations is not fully determinable at this time, as a portion of the tunneling delay may be recouped through accelerated completion of other project activities. However, based on an early review of our deterministic schedule for remaining construction and commissioning activities, we believe it is prudent to revise our expectations for timing of first gas to mid-2015 from earlier expectations for start-up at the end of 2014 or early 2015. Following successful subsea well operations conducted on one of the production wells during the third quarter of 2013, we are increasing our peak production estimate at Corrib from 54 mmcf/d (9,000 boe/d) to approximately 58 mmcf/d (approximately 9,700 boe/d) net to Vermilion.
•	Subsequent to the third quarter, we announced the acquisition of interests in nine concessions in the Netherlands from Northern Petroleum PLC. The acquisition closed on October 10, 2013, and is expected to add average production of approximately 400 boe/d in 2014 (taking into account working interest adjustments expected to occur upon reaching anticipated payout of certain license agreements). The acquisition also adds 2.3 million boe of proved plus probable reserves(1) and 298,500 net acres of land, of which approximately 98% is currently undeveloped.
•	On November 6, 2013, we announced an agreement to acquire a 25% contractual participation interest in a four partner consortium in Germany from GDF Suez S.A. ("GDF"). The acquisition will enable us to participate in the exploration and development, production and transportation of natural gas from the assets which include four gas producing fields across eleven production licenses. The assets are estimated to produce at a company-interest average rate of approximately 18 mmcf/d (3,000 boe/d) in 2013 and have estimated proved plus probable reserves of 10.1 mmboe(2) net as of year-end 2013. The assets are characterized by a low effective decline rate of approximately 16% annually and have an estimated reserve life index of approximately 9.2 years. In addition to the production licenses, a surrounding exploration license will also be acquired pursuant to the acquisition. The exploration and production licenses comprise 204,000 gross acres, of which 85% is in the exploration license. The acquisition is well aligned with our European focus, and will increase our exposure to the strong fundamentals and pricing of European natural gas markets. We believe that our experience with conventional and unconventional oil and gas development, coupled with new access to proprietary technical data, positions us for future development and expansion opportunities in both Germany and the greater European region.
(1)	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd ("GLJ") in a report dated September 16, 2013, with an effective date of December 31, 2012.
(2)	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ in a report dated November 5, 2013, with an effective date of December 31, 2013, using the GLJ (2013-10) price forecast.

Conference Call and Audio Webcast Details
Vermilion will discuss these results in a conference call to be held on Thursday, November 7, 2013 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 68315493.  The replay will be available until midnight eastern time on November 14, 2013.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=688125&s=1&k=E3FCF72FABA97FDA33D6CABBBE208AFF or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
GJ	gigajoules
MWh	megawatt hour
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas per hour per day, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the timing of first commercial natural gas; and the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

HIGHLIGHTS

	Three Months Ended			Nine Months Ended
($M except as indicated)	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
Financial	2013	2013	2012	2013	2012
Petroleum and natural gas sales	327,185	311,966	284,838	948,727	841,870
Fund flows from operations [1]	165,645	174,592	137,094	503,866	415,991
Fund flows from operations ($/basic share)	1.63	1.73	1.39	5.01	4.26
Fund flows from operations ($/diluted share)	1.61	1.71	1.37	4.94	4.21
Net earnings	67,796	106,198	30,798	226,131	133,708
Net earnings per share ($/basic share)	0.67	1.05	0.31	2.25	1.37
Capital expenditures	135,661	78,118	106,255	394,248	295,503
Acquisitions	7,586	-	-	7,586	106,184
Asset retirement obligations settled	2,738	2,370	1,968	6,496	5,315
Cash dividends ($/share)	0.60	0.60	0.57	1.80	1.71
Dividends declared	61,003	60,776	56,196	181,391	167,282
Net dividends [1]	41,649	42,146	38,945	127,875	113,692
% of fund flows from operations, gross	37%	35%	41%	36%	40%
% of fund flows from operations, net	25%	24%	28%	25%	27%
Total net dividends, capital expenditures and asset retirement obligations
settled	180,048	122,634	147,168	528,619	414,510
% of fund flows from operations	109%	70%	107%	105%	100%
% of fund flows from operations (excluding the Corrib project)	87%	55%	93%	89%	88%
Net debt [1]	700,286	674,368	549,491	700,286	549,491
Operational
Production
Crude oil (bbls/d)	26,664	26,638	23,047	25,640	24,062
NGLs (bbls/d)	1,945	1,775	1,245	1,719	1,341
Natural gas (mmcf/d)	77.41	86.40	73.52	81.97	77.50
Total (boe/d)	41,510	42,813	36,546	41,020	38,320
Average realized prices
Crude oil and NGLs ($/bbl)	108.87	98.95	100.70	103.95	102.32
Natural gas ($/mcf)	6.00	7.22	6.12	6.68	5.89
Production mix (% of production)
% priced with reference to WTI	24%	25%	23%	24%	23%
% priced with reference to AECO	17%	17%	16%	17%	17%
% priced with reference to European gas	14%	17%	17%	16%	17%
% priced with reference to Dated Brent	45%	41%	44%	43%	43%
Netbacks ($/boe) [1]
Operating netback	61.91	59.30	55.02	60.12	54.87
Fund flows netback	43.60	44.90	38.66	44.13	39.44
Operating expenses	12.17	12.36	13.27	12.87	12.78
Average reference prices
WTI (US $/bbl)	105.82	94.22	92.22	98.14	96.21
Edmonton Sweet index (US $/bbl)	101.10	90.56	85.01	93.03	86.94
Dated Brent (US $/bbl)	110.37	102.44	109.61	108.45	112.10
AECO ($/GJ)	2.31	3.35	2.17	2.89	2.00
Netherlands gas price ($/GJ)	9.94	10.14	9.06	10.17	9.38
Share information ('000s)
Shares outstanding - basic	101,787	101,418	98,729	101,787	98,729
Shares outstanding - diluted [1]	104,195	103,735	101,149	104,195	101,149
Weighted average shares outstanding - basic	101,613	100,964	98,523	100,634	97,704
Weighted average shares outstanding - diluted	102,763	102,223	99,748	102,083	98,848

[1]	The above table includes non-GAAP measures which may not be comparable to other companies. Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Vermilion's strong performance year-to-date illustrates our consistent operational execution and the advantages of our global diversification strategy. To the end of the third quarter of 2013, we have achieved organic growth across all four of our operating regions.  In addition, subsequent to the third quarter of 2013, we announced two strategic acquisitions that further expand our European presence.

On October 1, 2013, we announced our agreement to acquire additional operating interests in nine operated onshore concessions (six in production or development and three exploration) and a non-operated interest in one offshore concession in the Netherlands for $27.5 million.  Four of the onshore concessions are located in the northeastern part of the Netherlands, in close proximity to our existing concessions.  The remaining onshore licenses provide new opportunity for Vermilion in the central region of the Netherlands.  We closed the acquisition on October 10, 2013.  Production from the acquired assets is expected to average approximately 400 boe/d in 2014 (after working interest adjustments expected to occur upon reaching anticipated payout of certain license agreements).  The production is comprised of 99% natural gas that is expected to produce an operating netback in-line with our current operating netback for natural gas in the Netherlands.  The acquisition also adds 2.3 mmboe of proved plus probable reserves(1) and 298,500 net acres of land, of which approximately 98% is currently undeveloped.  The acquisition increases our undeveloped land base in the Netherlands to more than 780,000 net acres.  We have identified several development opportunities on the assets that increase our already significant inventory of investment projects on our existing Netherlands land base.  The acquisition enhances our position as the second largest onshore natural gas producer in the Netherlands, and offers a strong fit with our current operations.

On November 6, 2013, we announced an agreement to acquire a 25% contractual participation interest in a four-partner consortium in Germany from GDF Suez S.A. ("GDF"), for a cash cost of approximately $170 million.  The consortium was formed in 1956 between industry leaders ExxonMobil Corporation ("ExxonMobil"), Wintershall Holding GmbH ("Wintershall"), BEB Erdgas und Erdöl GmbH ("BEB", a joint venture between ExxonMobil and Deutsche Shell AG.) and GDF.  The acquisition, which is expected to be completed prior to the end of January, 2014, will enable us to participate in the exploration and development, production and transportation of natural gas from the assets held by the consortium.  The assets are comprised of four gas producing fields across eleven production licenses.  Vermilion will also receive a 0.4% equity interest in Ergas Munster GmbH ("EGM"), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany.  EGM partners include ExxonMobil, Wintershall, BEB, RWE Dea AG., and GDF.  The transportation interest will allow for our proportionate share of produced volumes to be processed, blended, and transported to designated gas consumers through the EGM network of approximately 2,000 kilometres of pipeline.  The assets are estimated to produce at a company-interest average rate of approximately 18 mmcf/d (3,000 boe/d) in 2013, and have net estimated year-end 2013 proved plus probable reserves of 10.1 mmboe(2).  The assets are further characterized by a low effective decline rate of approximately 16% annually and an estimated reserve life index of 9.2 years.  In addition to the production licenses, a surrounding exploration license will also be acquired pursuant to the acquisition.  The exploration and production licenses comprise 204,000 gross acres, of which 85% is in the exploration license.  Realized pricing for production from the assets is expected to be derived from the TTF price, less certain gas quality adjustments and marketing fees.  The Germany acquisition is also expected to be highly accretive for all pertinent metrics.  Assuming estimated 2013 net average daily production of 18 mmcf/d (3,000 boe/d) and a cash cost of $170 million, the acquisition metrics reflect a cash cost of approximately $57,000 per boe/d and $18.70/boe of estimated year-end 2013 proved plus probable reserves, including future development capital.  The acquisition represents Vermilion's entry into the German exploration and production business, a producing region with a long history of oil and gas development activity, low political risk, and strong marketing fundamentals.  Germany currently produces approximately 165 thousand barrels per day of oil and natural gas liquids(3) and 1.1 bcf per day of natural gas(3).  The acquisition represents a key entry opportunity into this sizable market, in the form of free cash flow(4) generating, low-decline assets with near-term development inventory in addition to longer-term, low-permeability gas prospectivity.  The acquisition is well aligned with our European focus, and will increase our exposure to the strong fundamentals and pricing of European natural gas markets.  The assets are located 300 kilometres to the east of our Netherlands assets, and share similar subsurface characteristics.  We believe that our experience with conventional and unconventional oil and gas development, coupled with new access to proprietary technical data, positions us for future development and expansion opportunities in both Germany and the greater European region.

We continue to benefit from our diversified product mix and growing exposure to European gas markets.  In the third quarter, 2013, our natural gas production in the Netherlands received an average price of $10.18/mcf.  This compares to $2.43/mcf for AECO, and US$3.56/mcf for NYMEX, affording us a significant competitive pricing advantage compared to North American natural gas producers.  We also continue to benefit from our strong exposure to Brent-based crude oil.  Brent-based crude production currently represents approximately 45% of our total production and 65% of our total crude oil and liquids production and continues to attract a consolidated premium of more than $4.00/bbl to the quoted Dated Brent reference price, which increased to US$110.37/bbl during the third quarter.  Our strong exposure to Brent-based crude production provides us a further pricing advantage compared to North American-focused producers.  While our relative pricing advantage remains a strong differentiator, the diversified nature of our production mix means we were also able to participate in, and benefit from, the strengthening of North American crude prices during the third quarter.  Our Canadian-based crude production, approximately 24% of our total production, receives pricing based on the Edmonton Sweet Index ("ESI").  The ESI averaged US$101.10/bbl during the third quarter, an increase of US$10.54/bbl versus the prior quarter.  Year-over-year, the ESI has increased more than US$16.00/bbl.  On balance, our exposure to diversified commodity markets reduces the volatility of our cash flows and lowers our risk profile.

The majority of our Canadian development activities during the third quarter continued to focus on our Cardium light oil play.  Well performance remains consistently strong, reflective of the high quality nature of the reservoir underlying our land position in the West Pembina region.  Since entering the play in 2009, we have drilled or participated in 219 (155.3 net) wells in the Cardium and increased production to over 9,000 boe/d. We continue to optimize completion technology and well design, and remain a leader in the utilization of long reach wells (greater than one mile in length) in development of the Cardium in West Pembina.  We have been able to demonstrate consistent production improvement and a significant reduction in per-section development costs through the use of long-reach 1.5-mile horizontal wells.  During the third quarter, we drilled five 1.5-mile, 1.75-mile and two 2-mile wells.  The remainder of the 2013 Cardium drilling program is expected to comprise an even higher percentage of 1.5-mile and 2-mile pilot wells.  The optimization of frac design and fluids, multi-well pads and drilling longer horizontal wells has enabled us to reduce well costs from more than $5 million per section at the outset of development in 2009 to approximately $3 million per section today.  Furthermore, in pursuit of ongoing well cost reduction and enhanced environmental stewardship, we have been testing several alternative processes for the recycling of frac flowback water.  During the third quarter we successfully treated frac flowback water, using a chemical treatment process, at rates equivalent to the highest frac flowback rate we typically experience.  Results to date indicate the potential for significant savings while also decreasing the environmental impact of our operations.  We have also initiated a water injection pilot to test applicability of water-flooding to this reservoir. Our per unit operating costs remain less than $6/boe for our operated Cardium production, resulting in strong operating netbacks of approximately $65/boe during the third quarter.

In addition to the Cardium, we have also begun development of our significant inventory of Mannville condensate-rich natural gas targets in the Drayton Valley area.  Year-to-date, we have drilled or participated in a total of eight (4.2 net) Mannville wells targeting the Ellerslie formation, with one (0.5 net) additional operated well and two (0.8 net) non-operated wells planned during the fourth quarter of 2013.  The average per well rate from our five-well operated program to-date in 2013 is currently 2.3 mmcf/d sales gas and 340 bbls/d of condensate and NGLs (77% condensate), with the average well in its third month of production.  We have achieved 100% success on the placement of the frac stages on all five wells.

We continue to appraise our position in the Duvernay liquids-rich natural gas resource play, where we have amassed 321 net sections at a cost of approximately $76 million ($375/acre).  Our position spans the breadth of the liquids-rich natural gas fairway, and comprises three largely contiguous blocks in the Edson, Drayton Valley and Niton areas.  To date, we have drilled three vertical stratigraphic test wells, and plan to spud our first horizontal well prior to the end of 2013, with completion anticipated to occur in 2014.  Our Duvernay rights generally underlie our Cardium and Mannville liquids-rich gas positions, allowing for potential infrastructure, operational, and timing advantages in full field development of the Duvernay.  Combined, our Cardium, Mannville, and Duvernay positions provide us with exploration and development opportunities in our core Canadian operating region that have the potential to deliver strong production and reserve growth into the latter half of the decade.

Capital expenditures in Australia during the third quarter of 2013 were mainly for repairs and maintenance activity.  During the first half of 2013, we drilled two sidetracks off existing wells in Australia.  The program included the drilling of a 3,400 metre horizontal leg, the longest horizontal section drilled to-date at Wandoo. The 2013 drilling program has been our most successful effort yet in Australia.  Both sidetracks were brought on production at restricted rates in April, demonstrating productive capacities in excess of 6,000 bbls/d and 3,000 bbls/d, respectively.  To meet current marketing agreements and provide long-term certainty to our customers, our current plan is to maintain production levels within our prior guidance of between 6,000 bbls/d and 8,000 bbls/d.  We anticipate maintaining these production levels in Australia for the foreseeable future with drilling programs approximately every two years. Wandoo's oil garners a premium of approximately US$7.00 to the Dated Brent index and incurs no transportation cost as production is sold directly at the platform, leading to very high netbacks.

Also during the first half of 2013, we concluded a five-well drilling program in the Champotran field in France.  All five of the wells were successful, with on-stream production rates in excess of 300 bbls/d per well and low water cuts.  In 2012, we completed two acquisitions that were natural additions to our asset base in France and further secured our position as the leading oil producer in the country.  We continue to integrate these assets and to identify further opportunities to increase production through seismic data acquisition, workovers, optimized water-flood management and development drilling.  Our French business is now an organic growth asset, featuring low base decline rates, high netbacks from Brent-indexed production, strong cash flow generation and high capital efficiencies on development projects.  We are increasing our France-based technical staffing to identify and execute additional investment opportunities in these large, complex, conventional light oil fields in both the Paris and Aquitaine Basins.

In the Netherlands, in addition to activities related to our acquisition of additional interests completed in October, 2013, we continued drilling preparations for a three-well drilling campaign to be initiated in December 2013.  Our Garijp debottlenecking project was completed in the first quarter of 2013, enabling incremental production from two wells previously drilled at Vinkega.  Surface facilities for the multi-zone Langezwaag-1 well (42% working interest) were completed and commissioned mid-way through the second quarter.  Netherlands production during the third quarter was curtailed to facilitate a turnaround at the Garijp Treatment Centre and the retrofitting of our Middenmeer Treatment Centre.  We intend to increase activity in the Netherlands each year to maintain a rolling inventory of projects so that each year's capital program will involve a combination of drilling new wells and the tie-in of previous successes.  Like our French Business Unit, we now consider our Netherlands Business Unit to be an organic growth business, and we are increasing our technical staffing in the Netherlands to turn our substantial inventory of prospect leads into drillable projects.

In Ireland, tunneling operations re-started effective November 3, 2013.  Tunneling operations had been suspended following an industrial accident, which resulted in a fatality at the project worksite, on September 8, 2013.  Onshore pipelining, offshore umbilical-laying, seismic acquisition and workover activities for our Corrib project were not impacted by the suspension.  The effective impact of the delay in tunneling operations is not fully determinable at this time, as a portion of the tunneling delay may be recouped through accelerated completion of other project activities.  However, based on an early review of our deterministic schedule for remaining construction and commissioning activities, we believe it is prudent to revise our expectations for timing of first gas to mid-2015 from earlier expectations for start-up at the end of 2014 or early 2015.  Following successful subsea well operations conducted during the third quarter of 2013, we are increasing our peak production estimate at Corrib from 54 mmcf/d (9,000 boe/d) to approximately 58 mmcf/d (approximately 9,700 boe/d) net to Vermilion.

Strong operational performance across all of our operating regions continues to provide us with flexibility to manage the composition of produced volumes while exceeding our initial annual production targets.  With the contribution of production associated with our Netherlands acquisition, completed in October 2013, we now expect to achieve average annual production volumes at the upper end of our guidance range of 40,500 to 41,000 boe/d.  Our original 2013 guidance of 39,000 to 40,500 boe/d was previously increased following both the first and second quarters due to better-than-expected results from our capital program.

Development capital for 2013 is currently estimated at $530 million, an increase of approximately $45 million from our original guidance of $485 million.  The increase is attributable primarily to the impact of a weaker Canadian dollar as compared to foreign exchange rates at the time of our original guidance, a delay in the timing of rig arrival for our Australian drill program (originally anticipated to occur in late 2012) which shifted expenditures into 2013, and minor additions to our capital work scope during 2013 (such as the addition of the Champotran southern extension well in France).  The Australian drilling program occurred in the first half of 2013, a period during which the Canadian dollar weakened significantly against the Australian dollar, reaching near all-time lows in March and April 2013.  The Canadian dollar has also experienced significant weakness versus the Euro, particularly during the second half of 2013, translating into higher Canadian dollar-denominated capital expenditures than originally planned.  Conversely, though the weaker Canadian dollar has driven up capital spending, it has also resulted in higher Canadian dollar-denominated fund flows from operations(4) from our foreign jurisdictions, through the translation of foreign currency-denominated revenues into Canadian dollars.  Our operations continue to perform strongly, generating organic production growth across all four operating regions in a capital-efficient manner.  Assuming commodity prices remain near current levels for the remainder of this year, we anticipate that we will fully fund our net dividends(4) and development capital expenditures (excluding capital investment at Corrib) with fund flows from operations(4) during 2013.

In the first quarter of 2013 Vermilion shares began trading on the New York Stock Exchange under the ticker symbol "VET".  As an international oil and gas producer, we believe the secondary listing will assist in broadening our investor base and increasing trading liquidity.

We believe we remain positioned to deliver strong operational and financial performance over the next several years.  We continue to target annual organic production growth of approximately 5% along with providing reliable and growing dividends.  Near term growth and cash flow are expected to be driven by continued Cardium and Mannville development in Canada, oil development activities in France, and high-netback natural gas drilling in the Netherlands.  A significant increment of production growth and free cash flow growth is expected from Corrib beginning mid- 2015 with the first full year of production from the project in 2016.  Our Australian Business Unit is expected to provide steady production as well as significant free cash flow.

We increased our monthly dividend by 5.3% in the first quarter of 2013, from $0.19 to $0.20 per share.  The increase became effective for the January 2013 dividend paid February 15, 2013.  With the anticipated growth of fund flows from operations, the continued strength of our operations, and our expansive opportunity base (including our recently announced acquisition in the Netherlands and our proposed acquisition in Germany), we are confident we can achieve our future growth objectives and continue to provide a reliable and growing dividend stream to investors.  We believe our balance sheet remains well positioned to execute its capital-efficient growth-and-income model and fund Corrib development through to first gas while remaining within an acceptable net debt-to-fund flows from operations(4) ratio.  Corrib is expected to provide a further significant increase to our projected free cash flow upon first gas production.

Our conservative fiscal management and capital discipline leaves us well positioned to execute our growth-and-income model and provide growth to investors on a per share basis.  The management and directors of Vermilion continue to hold approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.  Continuing to be acknowledged for excellence in our business practices, Vermilion was recognized for the fourth consecutive year by the Great Place to Work® Institute in both Canada and France.  We ranked as the 22nd Best Workplace in Canada among more than 315 companies. Our French unit ranked as the 27th Best Workplace in the country.

(1)	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd ("GLJ") in a report dated September 16, 2013, with an effective date of December 31, 2012.
(2)	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ in a report dated November 5, 2013, with an effective date of December 31, 2013, using the GLJ (2013-10) price forecast.
(3)	U.S. Energy Information Administration website (www.eia.gov); quoted 2012 total oil supply and 2012 dry natural gas production.
(4)	See non-GAAP measures disclosures in the Management's Discussion and Analysis for the three and nine months ended September 30, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated November 6, 2013, of Vermilion Energy Inc.'s ("Vermilion", "We", "Our", "Us" or the "Company") operating and financial results as at and for the three and nine months ended September 30, 2013 as compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 and 2011, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding expenses related to the Corrib project.  Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion's ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2013	2013	2012	2013	2012
Cash flows from operating activities	158,236	179,074	148,301	528,022	396,673
Changes in non-cash operating working capital	4,671	(6,852)	(13,175)	(30,652)	14,003
Asset retirement obligations settled	2,738	2,370	1,968	6,496	5,315
Fund flows from operations	165,645	174,592	137,094	503,866	415,991
Expenses related to the Corrib project	876	2,036	2,171	4,767	6,879
Fund flows from operations (excluding the Corrib project)	166,521	176,628	139,265	508,633	422,870

"Free cash flow" represents fund flows from operations in excess of capital expenditures.  Management considers free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.

"Total net dividends, capital expenditures and asset retirement obligations settled" are net dividends plus the following amounts from Vermilion's consolidated statements of cash flows: drilling and development, exploration and evaluation, dispositions and asset retirement obligations settled.

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2013	2013	2012	2013	2012
Dividends declared	61,003	60,776	56,196	181,391	167,282
Issuance of shares pursuant to the dividend reinvestment plan	(19,354)	(18,630)	(17,251)	(53,516)	(53,590)
Net dividends	41,649	42,146	38,945	127,875	113,692
Drilling and development	135,110	75,005	96,212	389,635	262,064
Dispositions	-	-	-	(8,627)	-
Exploration and evaluation	551	3,113	10,043	13,240	33,439
Asset retirement obligations settled	2,738	2,370	1,968	6,496	5,315
Total net dividends, capital expenditures and asset retirement obligations settled	180,048	122,634	147,168	528,619	414,510
Capital expenditures and asset retirement obligations settled
related to the Corrib project	(35,028)	(24,878)	(17,164)	(76,426)	(40,574)
Total net dividends, capital expenditures and asset retirement obligations settled
(excluding the Corrib project)	145,020	97,756	130,004	452,193	373,936

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	Sept 30,	Dec 31,
($M)	2013	2012
Long-term debt	781,074	642,022
Current liabilities	389,757	355,711
Current assets	(470,545)	(320,502)
Net debt	700,286	677,231

"Netbacks" are per boe and per mcf measures used in the analysis of operational activities and as a basis for decisions on capital allocation.

"Diluted shares outstanding" is the sum of shares outstanding at the period-end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Sept 30,	June 30,	Sept 30,
('000s of shares)	2013	2013	2012
Shares outstanding	101,787	101,418	98,729
Potential shares issuable pursuant to the equity based compensation plan	2,408	2,317	2,420
Diluted shares outstanding	104,195	103,735	101,149

OPERATIONAL ACTIVITIES

Canada

Vermilion drilled 21 (16.3 net) wells during the third quarter of 2013. In the Cardium, the Company drilled 17 (14.3 net) wells and brought 11 gross operated wells on production. In the Mannville, Vermilion drilled four (2.0 net) wells and brought one well on production. Of the wells drilled in the third quarter, seven were long reach wells, including two 2-mile long wells.

France

Vermilion completed 3D seismic and subsurface studies in the Vic Bihl region that were begun late in the second quarter. The Company also completed a number of workovers in both the Paris and Aquitaine Basins, along with preparations for the Company's 2014 capital program.

Netherlands

Operating activities in the third quarter focused on facility maintenance and site construction, including retrofitting the Middenmeer Treatment Centre. The upgrades to this facility will ensure reliability and capacity to support upcoming planned drilling programs in the Slootdorp and Opmeer concessions. Vermilion is currently planning and preparing for a three well drilling program in the Netherlands, beginning in late-2013.

Australia

In Australia, efforts were focused on minor facilities repairs and engineering studies. Wandoo A received a five-year platform recertification during the third quarter of 2013.

PRODUCTION

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada
Crude oil & NGLs (bbls/d)	9,866	10,610	8,526	(7%)	16%	9,928	8,825	12%
Natural gas (mmcf/d)	43.40	43.69	35.54	(1%)	22%	42.72	39.55	8%
Total (boe/d)	17,099	17,892	14,449	(4%)	18%	17,047	15,417	11%
% of consolidated	41%	42%	40%			42%	40%
France
Crude oil (bbls/d)	11,625	10,390	9,767	12%	19%	10,786	9,989	8%
Natural gas (mmcf/d)	5.23	4.19	3.39	25%	54%	4.54	3.48	30%
Total (boe/d)	12,496	11,088	10,333	13%	21%	11,544	10,569	9%
% of consolidated	30%	26%	28%			28%	28%
Netherlands
NGLs (bbls/d)	48	50	41	(4%)	17%	65	66	(2%)
Natural gas (mmcf/d)	28.78	38.52	34.59	(25%)	(17%)	34.71	34.47	1%
Total (boe/d)	4,845	6,470	5,806	(25%)	(17%)	5,849	5,811	1%
% of consolidated	12%	15%	16%			14%	15%
Australia
Crude oil (bbls/d)	7,070	7,363	5,958	(4%)	19%	6,580	6,523	1%
% of consolidated	17%	17%	16%			16%	17%
Consolidated
Crude oil & NGLs (bbls/d)	28,609	28,413	24,292	1%	18%	27,359	25,403	8%
% of consolidated	69%	66%	66%			67%	66%
Natural gas (mmcf/d)	77.41	86.40	73.52	(10%)	5%	81.97	77.50	6%
% of consolidated	31%	34%	34%			33%	34%
Total (boe/d)	41,510	42,813	36,546	(3%)	14%	41,020	38,320	7%

Canadian production of 17,099 boe/d during the third quarter of 2013 represented a modest decrease compared to 17,892 boe/d in the second quarter, but an increase compared to 14,449 boe/d in the third quarter of the prior year. The slight quarter-over-quarter decrease is mainly attributable to declines given lack of activity during break-up.  The 18% year-over-year increase in production is largely attributable to continued development in the Cardium, supplemented by Mannville wells brought on during the year. Vermilion continues to focus on high netback oil and liquids, representing approximately 58% of Canadian production in the third quarter of 2013.

Production in France averaged 12,496 boe/d in the third quarter of 2013, an increase of 13% compared to production of 11,088 boe/d in the second quarter of 2013. On a year-over-year basis, production has grown by 21%. This increase in volume is mainly attributable to production from the five-well drilling program in Champotran which was brought on late in the second quarter of 2013.  In France, Vermilion remains predominantly weighted to Brent crude at approximately 93% of production in the third quarter of 2013.

Production volumes averaged 4,845 boe/d in the Netherlands during the third quarter of 2013, a 25% decrease compared to 6,470 boe/d in the prior quarter and a 17% decrease compared to 5,806 boe/d in the third quarter of 2012. The decrease in production is mainly attributable to downtime and retrofitting the Garijp and Middenmeer Treatment Centre.

Production in Australia averaged 7,070 boe/d during the third quarter of 2013, which represented a 4% decrease compared to the second quarter of 2013, but a year-over-year increase of 19% compared to 5,958 boe/d in the third quarter of 2012. Production volumes continue to reflect the strong drilling results achieved from the two-well program completed earlier in 2013 in which the new wells were brought on production at restricted rates.

FINANCIAL REVIEW

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Net earnings	67,796	106,198	30,798	(36%)	120%	226,131	133,708	69%
Fund flows from operations	165,645	174,592	137,094	(5%)	21%	503,866	415,991	21%
Cash flow from operating activities	158,236	179,074	148,301	(12%)	7%	528,022	396,673	33%
Net debt	700,286	674,368	549,491	4%	27%	700,286	549,491	27%
Long-term debt	781,074	780,470	492,669	-	59%	781,074	492,669	59%
Ratio of net debt to annualized fund flows
from operations	1.1	1.0	1.0	10%	10%	1.0	1.0	-
Total net dividends, capital expenditures
and asset retirement obligations settled
% of fund flows from operations	109%	70%	107%			105%	100%
% of fund flows from operations
(excluding the Corrib project)	87%	55%	93%			89%	88%

Net earnings for the third quarter of 2013 decreased as compared to the second quarter of 2013 primarily as a result of increases in unrealized losses on derivative instruments and reduced unrealized foreign exchange gains.  The unrealized foreign exchange gain of $4.2 million recorded in the third quarter of 2013 primarily resulted from the impact of the appreciation of the Euro against the Canadian dollar and the resultant impact on Vermilion's financial balances.  The decrease in net earnings quarter-over-quarter was partially offset by stronger commodity pricing for crude oil.

Net earnings for the three and nine months ended September 30, 2013 increased as compared to the same periods in 2012 due to the increases in operating income resulting from production growth in Canada, France and Australia coupled with increases in the AECO and WTI reference prices for both periods and Dated Brent crude oil price quarter-over-quarter.  Additionally, net earnings increased due to unrealized foreign exchange gains recorded in the current periods and decreases in unrealized losses on derivative instruments.  The unrealized foreign exchange gain of $29.7 million recorded in nine months ended September 30, 2013 primarily resulted from the appreciation of the Euro against the Canadian dollar and the resultant impact on Vermilion's financial balances.  The increase in net earnings year-over-year was partially offset by increases in operating expense in France as result of an inventory draw in the current year versus a build in the nine months ended September 30, 2012.

Fund flows from operations for the third quarter of 2013 was 5% lower ($8.9 million) than the second quarter.  This decrease was largely due to increased current taxes in France as well as consolidated realized foreign exchange and derivative losses of $1.2 million and $4.8 million, respectively, during the quarter.  In addition, stronger WTI and Dated Brent crude pricing also contributed favourably to fund flows from operations, more than offsetting the impact of weaker AECO prices for Canadian natural gas quarter-over-quarter.

Fund flows from operations for the three and nine months ended September 30, 2013 was 21% higher for both periods in 2013 as compared to the same periods in 2012.  The increases were largely the result of quarter-over-quarter production growth in Canada, France and Australia coupled with the stronger commodity pricing.  On a year-to-date basis, ending inventory decreased by 213,000 bbls in 2013 versus a decrease of 46,000 bbls in 2012, which resulted in increased sold volumes.  The increase in sold volumes coupled with higher base production growth led to higher fund flows from operations year-over-year.  While the Dated Brent reference price declined by 3% from 2012, the impact of the decline was entirely offset by increased realized prices for Vermilion's production in Canada and the Netherlands.

Cash flow from operating activities for the third quarter of 2013 decreased as compared to the second quarter of 2013 due to the impact of timing differences pertaining to working capital.  Cash flow from operating activities for the three and nine months ended September 30, 2013 increased as compared to the same periods in 2012 due to the aforementioned increase in fund flows from operations.  In addition, timing differences pertaining to working capital for the nine month period ended September 30, 2013 also contributed to the increase year-over-year.

Vermilion continues to maintain a strong balance sheet, with a net debt to annualized fund flows from operations of 1.0.  Long-term debt as at September 30, 2013 increased to $781.1 million from $642.0 million as at December 31, 2012 as a result of increased borrowings on the revolving credit facility to fund development capital expenditures in Canada and Ireland.  Canadian development activities continue to be focused on the development of the Cardium light oil play.  In Ireland, development activities related to tunnelling, onshore pipelining, offshore umbilical-laying and offshore seismic acquisition activities.  2013 capital spending also included drilling programs in Australia and France.  As capital expenditures and dividends paid exceeded fund flows from operations, Vermilion ended the third quarter with net debt of $700.3 million, an increase from $674.4 million as at June 30, 2013 and $677.2 million as at December 31, 2012.

COMMODITY PRICES

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Average reference prices
WTI (US $/bbl)	105.82	94.22	92.22	12%	15%	98.14	96.21	2%
Edmonton Sweet index (US $/bbl)	101.10	90.56	85.01	12%	19%	93.03	86.94	7%
Dated Brent (US $/bbl)	110.37	102.44	109.61	8%	1%	108.45	112.10	(3%)
AECO ($/GJ)	2.31	3.35	2.17	(31%)	6%	2.89	2.00	45%
Netherlands gas price ($/GJ)	9.94	10.14	9.06	(2%)	10%	10.17	9.38	8%
Netherlands gas price (€/GJ)	7.20	7.57	7.28	(5%)	(1%)	7.53	7.30	3%
Average realized prices ($/boe)
Canada	63.56	62.00	53.61	3%	19%	61.16	53.67	14%
France	107.08	98.04	104.95	9%	2%	104.29	106.00	(2%)
Netherlands	61.44	65.08	56.88	(6%)	8%	62.70	57.95	8%
Australia	120.95	111.54	114.44	8%	6%	117.65	117.40	-
Consolidated	86.10	80.21	80.35	7%	7%	83.10	79.83	4%
Production mix (% of production)
% priced with reference to WTI	24%	25%	23%			24%	23%
% priced with reference to AECO	17%	17%	16%			17%	17%
% priced with reference to European gas	14%	17%	17%			16%	17%
% priced with reference to Dated Brent	45%	41%	44%			43%	43%

Reference prices

During the third quarter of 2013, Dated Brent increased 8% while WTI increased by 12% as compared to the second quarter.  This increase in crude oil prices was a result of supply disruptions in Libya and intensified concerns over the conflict in Syria.  Western Canadian supply issues and increased rail capacity resulted in a further narrowing of the differential for both WTI and the Edmonton Sweet index versus Dated Brent (US$4.55 and US$9.27 per bbl, respectively, for the second quarter of 2013 as compared to US$8.22 and US$11.88 per bbl, respectively, for the second quarter of 2013).

The AECO reference price for the third quarter of 2013 decreased 31% as compared to the second quarter of 2013.  The significant quarter-over-quarter decline occurred as a result of increased short-term toll prices, which led to higher natural gas storage levels.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

As of January 1, 2013, the price of Vermilion's natural gas in the Netherlands is now based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees.  GasTerra, a state owned entity, continues to purchase all natural gas produced by Vermilion in the Netherlands.  Prior to 2013, the natural gas price received by Vermilion in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Vermilion's average realized prices will differ from their corresponding average reference prices due to a number of factors, including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are also impacted by the production mix of crude oil, NGLs and natural gas.

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended			Nine Months Ended
By classification	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2013	2013	2012	2013	2012
Drilling and development	135,110	75,005	96,212	389,635	262,064
Dispositions	-	-	-	(8,627)	-
Exploration and evaluation	551	3,113	10,043	13,240	33,439
Capital expenditures	135,661	78,118	106,255	394,248	295,503

Property acquisition	7,586	-	-	7,586	106,184
Acquisitions	7,586	-	-	7,586	106,184

	Three Months Ended			Nine Months Ended
By category	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2013	2013	2012	2013	2012
Land (net of dispositions)	(4,450)	2,307	7,666	(7,641)	46,046
Seismic	5,284	5,569	2,653	14,666	4,779
Drilling and completion	63,590	20,235	55,320	210,010	138,487
Production equipment and facilities	47,665	40,819	34,691	138,426	86,164
Recompletions	15,650	4,510	2,956	24,291	7,004
Other	7,922	4,678	2,969	14,496	13,023
Capital expenditures	135,661	78,118	106,255	394,248	295,503
Acquisitions	7,586	-	-	7,586	106,184
Total capital expenditures and acquisitions	143,247	78,118	106,255	401,834	401,687

	Three Months Ended			Nine Months Ended
By country	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2013	2013	2012	2013	2012
Canada	70,359	17,578	63,701	174,573	191,139
France	23,664	23,223	10,416	68,479	132,539
Netherlands	8,316	4,157	5,257	12,845	13,206
Australia	5,880	8,282	9,721	69,511	24,132
Ireland	35,028	24,878	17,160	76,426	40,671

Capital expenditures for the third quarter of 2013 were higher than both the second quarter of 2013 and the third quarter of 2012.   The increase was the result of higher drilling activity in Canada, and increased activities related to tunnelling, onshore pipelining, offshore umbilical-laying, offshore seismic acquisition and workover activities in Ireland.  These increases were partially offset by reduced land purchases in Canada in the third quarter of 2013 compared to the same period in 2012.  In Canada, Vermilion participated in the drilling of 21 (16.3 net) wells during the third quarter of 2013 as compared to three (1.9 net) wells during the second quarter and 16 (11.5 net) wells during the third quarter of 2012.

Capital expenditures for the nine months ended September 30, 2013 were higher than the same period in 2012 largely due to the aforementioned increase quarter-over-quarter coupled with 2013 drilling activity in France and Australia.  In France, Vermilion participated in the drilling of five (5.0 net) wells for 2013, while in the same period in 2012, France had focused on its annual workover and recompletion activities as well as integrating its 2012 acquisitions.  In Australia, Vermilion participated in the drilling of a two-well (2.0 net) sidetrack program during the first half of 2013.  During the same period in 2012 Australia had focused on preparations and permitting activities pertaining to the sidetrack program in 2013.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Crude oil & NGLs	284,484	255,183	243,471	11%	17%	799,165	716,888	11%
Per boe	108.87	98.95	100.70	10%	8%	103.95	102.32	2%
Natural gas	42,701	56,783	41,367	(25%)	3%	149,562	124,982	20%
Per mcf	6.00	7.22	6.12	(17%)	(2%)	6.68	5.89	13%
Petroleum and natural gas sales	327,185	311,966	284,838	5%	15%	948,727	841,870	13%
Per boe	86.10	80.21	80.35	7%	7%	83.10	79.83	4%

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada	100,000	100,950	71,268	(1%)	40%	284,638	226,726	26%
Per boe	63.56	62.00	53.61	3%	19%	61.16	53.67	14%
France	120,574	100,418	102,369	20%	18%	342,558	300,708	14%
Per boe	107.08	98.04	104.95	9%	2%	104.29	106.00	(2%)
Netherlands	27,382	38,316	30,386	(29%)	(10%)	100,119	92,268	9%
Per boe	61.44	65.08	56.88	(6%)	8%	62.70	57.95	8%
Australia	79,229	72,282	80,815	10%	(2%)	221,412	222,168	-
Per boe	120.95	111.54	114.44	8%	6%	117.65	117.40	-

Vermilion's consolidated petroleum and natural gas sales for the third quarter of 2013 were higher than second quarter of 2013 as a result of increased crude oil sales volumes in France and higher realized pricing for crude oil.  Higher crude oil sales were offset by a decrease in natural gas sales as a result of lower natural gas production and lower AECO pricing.  Petroleum and natural gas sales for the third quarter of 2013 were higher than the same period in 2012 as a result of increased sales volumes and favourable commodity prices.

Vermilion's consolidated petroleum and natural gas sales for the nine months ended September 30, 2013 were higher than the same period in 2012.  This increase was the result of increased sales volumes in all of Vermilion's jurisdictions, higher North American commodity prices, partially offset by lower Dated Brent pricing year-over-year.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
(mbbls)	2013	2013	2012	2013	2012
France
Opening crude oil inventory	202	218	271	354	187
Adjustments	-	-	-	5	-
Crude oil production	1,069	945	899	2,945	2,737
Crude oil sales	(1,045)	(961)	(924)	(3,078)	(2,678)
Closing crude oil inventory	226	202	246	226	246
Australia
Opening crude oil inventory	187	165	275	268	222
Crude oil production	650	670	548	1,796	1,787
Crude oil sales	(654)	(648)	(706)	(1,881)	(1,892)
Closing crude oil inventory	183	187	117	183	117

Inventory held on the balance sheet as at September 30, 2013 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	3,813	4,482	8,295
Royalties	1,332	-	1,332
Depletion	4,796	3,736	8,532
	9,941	8,218	18,159

DERIVATIVE INSTRUMENTS

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Realized loss (gain) on
derivative instruments	4,765	(1,770)	1,869	(369%)	155%	5,782	11,178	(48%)
Per boe	1.25	(0.46)	0.53	(372%)	136%	0.51	1.06	(52%)

The realized loss on derivative instruments for the third quarter of 2013 resulted from payments made on our crude oil derivative instruments as the reference prices exceeded the ceiling and swap prices on those instruments.  This realized loss was partially offset by a $1.0 million gain on our natural gas derivative instruments.

The realized loss for the nine months ended September 30, 2013 was lower than the realized loss for the same period in 2012 due to the gains realized in the second quarter of 2013 and the absence of premiums paid in 2012 on funded derivatives.

The following tables summarize Vermilion's outstanding risk management positions as at September 30, 2013:

	Note	Daily Volume	Strike Price(s)
Crude Oil
WTI - Collar
January 2014 - March 2014		1,000 bbl/d	97.50 - 104.69 USD $
WTI - Swap
January 2013 - December 2013		2,000 bbl/d	93.04 USD $
July 2013 - December 2013		500 bbl/d	94.98 USD $
October 2013 - December 2013		500 bbl/d	101.00 CAD $
October 2013 - December 2013		1,300 bbl/d	100.50 USD $
January 2014 - March 2014		500 bbl/d	101.22 USD $
January 2014 - March 2014	1	250 bbl/d	105.45 USD $
January 2014 - June 2014		250 bbl/d	100.05 USD $
January 2014 - June 2014	2	250 bbl/d	103.27 USD $
Dated Brent - Collar
January 2013 - December 2013		3,500 bbl/d	96.14 - 107.34 USD $
July 2013 - December 2013		1,000 bbl/d	97.50 - 109.10 USD $
October 2013 - December 2013		3,750 bbl/d	102.73 - 110.56 USD $
January 2014 - March 2014		1,500 bbl/d	103.33 - 110.00 USD $
Dated Brent - Swap
January 2014 - March 2014		1,250 bbl/d	107.51 USD $
January 2014 - June 2014		500 bbl/d	107.89 USD $
MSW - Fixed Price Differential (Physical)
January 2013 - December 2013		2,000 bbl/d	WTI less 4.50 USD $
October 2013 - December 2013		500 bbl/d	WTI less 8.50 USD $
MSW - Fixed Price Sale (Physical)
January 2014 - March 2014		500 bbl/d	92.03 CAD $

Canadian Natural Gas
AECO - Collar
April 2013 - October 2013		3,500 GJ/d	3.05 - 3.66 CAD $
April 2013 - December 2013		5,000 GJ/d	2.93 - 3.52 CAD $
October 2013 - December 2013		2,500 GJ/d	2.85 - 3.56 CAD $
January 2014 - December 2014		2,500 GJ/d	3.15 - 3.86 CAD $
AECO - Swap
May 2013 - December 2013		2,500 GJ/d	3.65 CAD $
AECO - Collar (Physical)	3
April 2012 - March 2014		5,500 GJ/d	2.60 - 3.78 CAD $
June 2012 - March 2014		3,000 GJ/d	2.30 - 3.75 CAD $

European Natural Gas
TTF - Swap
May 2013 - December 2013		3,600 GJ/d	7.41 EUR €
June 2013 - December 2013		14,400 GJ/d	7.44 EUR €
October 2013 - December 2013		1,800 GJ/d	7.53 EUR €

[1]	Prior to the expiration of this swap, the counterparty has the option to extend the swap to June 30, 2014 at the contracted volume and price.
[2]	Prior to the expiration of this swap, the counterparty has the option to extend the swap to December 31, 2014 at the contracted volume and price.
[3]	Physical AECO collars have a funded cost of $0.10/GJ.

From time to time Vermilion enters into new risk management positions.  Up-to-date information regarding outstanding risk management positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

ROYALTIES

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Crude oil & NGLs	17,919	15,353	12,087	17%	48%	48,082	39,570	22%
Per boe	6.86	5.95	5.00	15%	37%	6.25	5.65	11%
Natural gas	811	447	276	81%	194%	2,238	576	289%
Per mcf	0.11	0.06	0.04	83%	175%	0.10	0.03	233%
Royalties	18,730	15,800	12,363	19%	52%	50,320	40,146	25%
Per boe	4.93	4.06	3.49	21%	41%	4.41	3.81	16%
% of petroleum and natural gas sales	5.7%	5.1%	4.3%			5.3%	4.8%

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada	11,156	9,707	7,081	15%	58%	29,852	24,266	23%
Per boe	7.09	5.96	5.33	19%	33%	6.41	5.74	12%
% of petroleum and natural gas sales	11.2%	9.6%	9.9%			10.5%	10.7%
France	7,574	6,093	5,282	24%	43%	20,468	15,880	29%
Per boe	6.73	5.95	5.42	13%	24%	6.23	5.60	11%
% of petroleum and natural gas sales	6.3%	6.1%	5.2%			6.0%	5.3%

In Canada, royalties as a percentage of sales for the third quarter of 2013 increased to 11.2% as compared to 9.6% for the second quarter of 2013 and 9.9% for the third quarter of 2012.  The slightly higher percentage in the current quarter is associated with the timing of placing Cardium wells on production due to the associated royalty incentive on initial production volumes.  On a year-over-year basis, royalties as a percentage of sales remained consistent.

In France, royalties as a percentage of sales for the third quarter of 2013 remained relatively consistent with the prior quarter.  As compared to the same periods of the prior year, royalties as a percentage of sales for the three and nine months ended September 30, 2013 increased due to a higher proportion of R31 royalty associated with incremental production from a 2012 French acquisition as well as new wells that have come on production in 2013.  Although the RCDM component of the royalties levied in France is based on units of production and is not subject to changes in commodity prices, certain wells are also subject to the R31 royalty which is based on revenue.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe and per mcf)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Crude oil & NGLs	34,275	35,682	36,889	(4%)	(7%)	111,812	102,400	9%
Per boe	13.12	13.84	15.26	(5%)	(14%)	14.54	14.62	(1%)
Natural gas	11,971	12,400	10,141	(3%)	18%	35,091	32,408	8%
Per mcf	1.68	1.58	1.50	6%	12%	1.57	1.53	3%
Operating	46,246	48,082	47,030	(4%)	(2%)	146,903	134,808	9%
Per boe	12.17	12.36	13.27	(2%)	(8%)	12.87	12.78	1%

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada	12,770	15,975	13,420	(20%)	(5%)	42,586	40,904	4%
Per boe	8.12	9.81	10.10	(17%)	(20%)	9.15	9.68	(5%)
France	14,599	16,935	12,351	(14%)	18%	51,473	41,208	25%
Per boe	12.97	16.53	12.66	(22%)	2%	15.67	14.53	8%
Netherlands	5,209	5,260	3,870	(1%)	35%	14,438	13,436	7%
Per boe	11.69	8.93	7.24	31%	61%	9.04	8.44	7%
Australia	13,668	9,912	17,389	38%	(21%)	38,406	39,260	(2%)
Per boe	20.86	15.30	24.62	36%	(15%)	20.41	20.75	(2%)

In Canada, third quarter operating expense of $12.8 million was lower than the previous quarter's $16.0 million due to lower electricity costs, less emulsion trucking and reduced lease mat rentals.  This resulted in a decrease to $8.12 per boe for the current quarter versus $9.81 per boe for the prior quarter.  Operating expense for the third quarter of 2013 was relatively consistent with the $13.4 million for the same quarter of the previous year.  The year-over-year increase in operating expense from $40.9 million to $42.6 million was related to higher fuel and electricity costs and gas gathering fees as well as increased preventative maintenance work.  Operating expense per boe decreased for the three and nine months ended September 30, 2013 as compared to the same periods of the prior year due to higher current year volumes.

In the Netherlands, operating expense for the three and nine months ended September 30, 2013 increased against the comparable prior year periods due to the timing of maintenance activity.  The higher level of expense resulted in an increase in operating expense per boe for the current year as compared to the same periods of 2012.  Operating expense per boe increased for the third quarter of 2013 as compared to the second quarter despite a similar level of expense due to lower quarter-over-quarter volumes.

As a result of shipment timing, Vermilion carries an inventory of crude oil in France and Australia.  When crude oil is inventoried, the related costs of production are deferred and carried on the balance sheet.  When the inventory is subsequently sold, those costs are expensed in the period of sale.  As a result, the timing of inventory builds and draws results in fluctuations in the amount of operating expense recognized for a given period.

In France, the quarter-over-quarter decrease in operating expense was primarily the result of reduced maintenance activity.  The increase in operating expense for the three and nine months ended September 30, 2013 as compared to the same periods of the prior year is associated with incremental costs related to a December 2012 acquisition as well as additional repair and maintenance activities year-over-year. Higher operating expense resulted in an increase on a per boe basis for the three and nine months ended September 30, 2013 despite significantly higher volumes.

In Australia, operating expense for the third quarter of 2013 increased as compared to the previous quarter due primarily to increased repairs and maintenance activity.  Operating expense for the third quarter of 2013 decreased as compared to the third quarter of 2012 due to a crude oil inventory draw in the prior year.  Operating expense for the nine months ended September 30, 2013 remained relatively consistent with the same period of the prior year.  The variance in expense per boe for the third quarter of 2013 as compared to the prior quarter and the third quarter of 2012 is largely due to the timing of major project work.  On a year-to-date basis, operating expense per boe in 2013 remained relatively consistent with the prior year.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada	3,272	2,611	2,005	25%	63%	8,152	6,399	27%
Per boe	2.08	1.60	1.51	30%	38%	1.75	1.51	16%
France	2,713	2,416	1,840	12%	47%	7,883	6,382	24%
Per boe	2.41	2.36	1.89	2%	28%	2.40	2.25	7%
Ireland	564	1,626	1,899	(65%)	(70%)	3,808	5,874	(35%)
Transportation	6,549	6,653	5,744	(2%)	14%	19,843	18,655	6%
Per boe	1.72	1.71	1.62	1%	6%	1.74	1.77	(2%)

Transportation expense in Canada and France for the three and nine months ended September 30, 2013 was higher compared to the expense for the same periods in 2012 and the second quarter of 2013.  These increases resulted from higher sales volumes in France and increased crude oil production subject to transportation costs in Canada.

On a consolidated basis, the increases in transportation expense in Canada and France were offset by lower payments under the ship or pay agreement related to the Corrib project.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
General and administration	12,033	11,313	12,669	6%	(5%)	35,956	34,885	3%
Per boe	3.17	2.91	3.57	9%	(11%)	3.15	3.31	(5%)

The minor variance in general administration expense for the third quarter of 2013 versus the comparative quarter and year-over-year is due to the timing of corporate expenditures.  For the nine months ended September 30, 2013, general and administration expense was slightly higher than the corresponding period in 2012 as a result of increased staffing levels required to support Vermilion's operational activities.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Equity based compensation	12,779	10,724	8,704	19%	47%	39,639	28,620	39%
Per boe	3.36	2.76	2.46	22%	37%	3.47	2.71	28%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan ("VIP"). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of performance conditions.

Equity based compensation expense for the three and nine months ended September 30, 2013 was higher than the same periods in 2012.  The year-over-year increases resulted from the revision of future performance condition assumptions starting in the fourth quarter of 2012 and higher staffing levels required to support Vermilion's operating activities.

INTEREST EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Interest expense	10,109	9,336	7,229	8%	40%	28,134	19,930	41%
Per boe	2.66	2.40	2.04	11%	30%	2.46	1.89	30%

Interest expense for the three and nine months ended September 30, 2013 increased versus the comparable periods due to increased borrowings under Vermilion's revolving credit facility.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Depletion and depreciation	78,826	78,418	76,941	1%	2%	238,692	229,301	4%
Per boe	20.74	20.16	21.70	3%	(4%)	20.91	21.74	(4%)
Accretion	6,214	6,000	5,891	4%	5%	18,038	16,921	7%
Per boe	1.64	1.54	1.66	6%	(1%)	1.58	1.60	(1%)
Impairments	-	-	-	-	-	-	65,800	(100%)
Per boe	-	-	-	-	-	-	6.24	(100%)
Gain on acquisition	-	-	-	-	-	-	(45,309)	(100%)
Per boe	-	-	-	-	-	-	(4.30)	(100%)

Depletion and depreciation expense for the third quarter of 2013 was relatively consistent with both the second quarter of 2013 and the third quarter of 2012.  Depletion and depreciation expense for the nine months ended September 30, 2013 was 4% higher than the same period in 2012 primarily due to increased production year-over-year.

Accretion expense for the third quarter of 2013 was relatively consistent with both the second quarter of 2013 and the third quarter of 2012.  Accretion expense was higher for the nine months ended September 30, 2013 as compared to the same period in 2012 as a result of additional accretion expense pertaining to asset retirement obligations recorded on new wells drilled during the year and an acquisition in France late in 2012.

The impairment losses for the nine months ended September 30, 2012 pertained to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the nine months ended September 30, 2012 related to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins.  The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Nine Months Ended		% change
By classification	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Current taxes before PRRT	46,453	36,719	38,784	27%	20%	118,729	100,373	18%
Per boe	12.22	9.44	10.94	29%	12%	10.40	9.52	9%
PRRT	15,649	12,590	22,743	24%	(31%)	39,392	58,472	(33%)
Per boe	4.12	3.24	6.42	27%	(36%)	3.45	5.54	(38%)
Current taxes	62,102	49,309	61,527	26%	1%	158,121	158,845	0%
Per boe	16.34	12.68	17.36	29%	(6%)	13.85	15.06	(8%)

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/13 vs.	Q3/13 vs.	Sept 30,	Sept 30,	2013 vs.
($M except per boe)	2013	2013	2012	Q2/13	Q3/12	2013	2012	2012
Canada	260	328	36	(21%)	622%	839	1,323	(37%)
Per boe	0.17	0.20	0.03	(15%)	467%	0.18	0.31	(42%)
France	31,717	16,124	21,051	97%	51%	66,500	49,671	34%
Per boe	28.17	15.74	21.58	79%	31%	20.25	17.51	16%
Netherlands	6,810	9,621	9,614	(29%)	(29%)	25,865	24,546	5%
Per boe	15.28	16.34	18.00	(6%)	(15%)	16.20	15.42	5%
Australia	23,315	23,236	30,826	-	(24%)	64,917	83,305	(22%)
Per boe	35.59	35.86	43.66	(1%)	(18%)	34.49	44.02	(22%)

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions.  In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional temporary surtax tax of 5% levied until 2014 for companies which have annual revenue in excess of €250 million.  Vermilion is therefore taxable in France at a statutory rate of 36.1% until 2014. In the Netherlands, taxable income is taxed at a rate of approximately 46%.  As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

During the second half of 2013, the France government proposed changes to corporate tax legislation that could lead to increases in current tax for companies operating in France.  One of the proposals includes an increase in the temporary surtax from 5% currently to 10.7% (with the surtax levied as a percent of base corporate income tax payable). The new surtax rate would be applicable for companies which have annual revenue in excess of €250 million and would effectively increase the statutory rate applicable to Vermilion's French operations from the 36.1% to 38.0%, with retrospective application to January 1, 2013.

Another proposal adds a new test to the existing rules governing interest deductions for related party financing.  Under the proposed rule, interest deductions would be allowed only if the French borrower demonstrates that the lender is subject to corporate tax on interest income that equals 25% or more of the corporate tax that would otherwise be due under French tax rules.  This proposal, among other proposed changes, may reduce the effectiveness of Vermilion's existing international corporate financing structures and could result in a reduction of certain eligible deductions in our French operating companies.

The Company has been in receipt of tax assessments in France for certain prior periods.  A provision for the assessments has been recorded and the Company has entered into discussions with the tax authorities in France regarding the assessments.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Current taxes for the third quarter of 2013 were higher than the second quarter of 2013 and the same period in 2012 due in part to higher taxes in France as a result of prior periods assessments from the French tax authority as well as higher petroleum and natural gas sales. Partially offsetting the impact of higher sales was the use of tax pools in Canada, which will remain non-taxable for a number of years.

Current taxes for the three and nine months ended September 30, 2013 was consistent with the same period in 2012 despite higher petroleum and natural gas sales and current taxes in France due to higher capital expenditures during the first half of 2013 in Australia, which resulted in decreased PRRT.

OTHER EXPENSE (INCOME)

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M except per boe)	2013	2013	2012	2013	2012
Other expense (income)	55	271	(277)	259	8,291
Per boe	0.01	0.07	(0.08)	0.02	0.79

Other expense for the nine months ended September 30, 2012 was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the first quarter of 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins.

FOREIGN EXCHANGE

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M except per boe)	2013	2013	2012	2013	2012
Unrealized foreign exchange (gain) loss	(4,232)	(28,025)	6,740	(29,738)	18,223
Per boe	(1.11)	(7.21)	1.89	(2.60)	1.73
Realized foreign exchange loss (gain)	1,227	(1,272)	(410)	572	(345)
Per boe	0.32	(0.33)	(0.11)	0.05	(0.03)
Foreign exchange (gain) loss	(3,005)	(29,297)	6,330	(29,166)	17,878
Per boe	(0.79)	(7.54)	1.78	(2.55)	1.70

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts.  Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are subject to fluctuations.

For the three and nine months ended September 30, 2013, the unrealized foreign exchange gain primarily resulted from the impact of the appreciation of the Euro against the Canadian dollar and the resultant impact on Vermilion's financial balances.

SUMMARY OF RESULTS

	Three Months Ended
	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($M except per share)	2013	2013	2013	2012	2012	2012	2012	2011
Petroleum and natural gas sales	327,185	311,966	309,576	241,233	284,838	246,544	310,488	275,172
Net earnings (loss)	67,796	106,198	52,137	56,914	30,798	37,816	65,094	(30,243)
Net earnings (loss) per share
Basic	0.67	1.05	0.53	0.58	0.31	0.39	0.67	(0.32)
Diluted	0.66	1.04	0.51	0.57	0.31	0.38	0.66	(0.32)

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, changes in foreign exchange rates may result in unrealized gains and losses on Vermilion's financial balances held in foreign currencies while changes in petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at September 30, 2013 was $700.3 million compared to $677.2 million as at December 31, 2012.

Long-term debt was comprised of the following:

	Annualized Interest Rate		As At
	Sept 30,	Dec 31,	Sept 30,	Dec 31,
($M)	2013	2012	2013	2012
Revolving credit facility	3.3%	3.3%	558,171	419,784
Senior unsecured notes	6.5%	6.5%	222,903	222,238
Long-term debt	4.3%	4.7%	781,074	642,022

Revolving Credit Facility

At September 30, 2013, Vermilion had in place a bank revolving credit facility totalling $1.2 billion, of which approximately $558.2 million was drawn.  The facility, which matures on May 31, 2016, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by certain outstanding letters of credit associated with Vermilion's operations totalling $11.5 million as at September 30, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.

As at September 30, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

	As At
	Sept 30,	Dec 31,
($M)	2013	2012
Asset retirement obligations	362,537	371,063

The decrease in asset retirement obligations was primarily the result of an overall increase in the discount rates applied to the obligations.  This decrease was partially offset by the appreciation of the Euro against the Canadian dollar and the resulting impact of translating the asset retirement obligations that are denominated in Euros to Canadian dollars.

DIVIDENDS

	Three Months Ended	Nine Months Ended	Year Ended
($M)	Sept 30, 2013	Sept 30, 2013	Dec 31, 2012
Cash flows from operating activities	158,236	528,022	496,580
Net earnings	67,796	226,131	190,622
Dividends declared	61,003	181,391	223,717
Excess of cash flows from operating activities over dividends declared	97,233	346,631	272,863
Excess (shortfall) of net earnings over dividends declared	6,793	44,740	(33,095)

During the nine months ended September 30, 2013, Vermilion maintained monthly dividends at $0.20 per share and declared dividends totalling $181.4 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013.  The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion's policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the nine months ended September 30, 2013, Vermilion issued 2.7 million common shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $118.3 million as a result of the issuance of those shares.

As at September 30, 2013, there were 101.8 million shares outstanding.  As at November 6, 2013, there were 101.9 million shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 58 mmcf/d (9,700 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises six offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to September 30, 2013 of $379.0 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting, preparations and construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling activities commenced in December of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in mid-2015.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.  For a detailed discussion of these risks, please see Vermilion's Annual Report and Annual Information Form, each for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies.  These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made.  As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion's consolidated financial statements.  Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions:

i.	Depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future.
ii.	Asset retirement obligations are based on past experience and current economic factors which management believes are reasonable.
iii.	Impairment tests are performed at the cash generating unit (CGU) level, which is determined based on management's judgment. The calculation of the recoverable amount of a CGU is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves.
iv.	Deferred tax amounts recognized in the consolidated financial statements are based on management's assessment of the tax positions at the end of each reporting period.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations, all of which are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at September 30, 2013.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following pronouncements as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements for interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosures on the fair value of financial instruments for interim reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The adoption of the following pronouncements is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

NETBACKS

The following table includes segmented financial information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended Sept 30, 2013			Nine Months Ended Sept 30, 2013			Three Months Ended Sept 30, 2012	Nine Months Ended Sept 30, 2012
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	98.14	2.73	63.56	90.81	3.30	61.16	53.61	53.67
Realized hedging (loss) gain	(4.10)	0.14	(2.02)	(1.16)	0.05	(0.55)	(0.21)	(0.32)
Royalties	(11.56)	(0.17)	(7.09)	(10.32)	(0.16)	(6.41)	(5.33)	(5.74)
Transportation	(2.92)	(0.16)	(2.08)	(2.31)	(0.16)	(1.75)	(1.51)	(1.51)
Operating	(7.35)	(1.53)	(8.12)	(8.79)	(1.61)	(9.15)	(10.10)	(9.68)
Operating netback	72.21	1.01	44.25	68.23	1.42	43.30	36.46	36.42
France
Price	110.65	10.08	107.08	107.19	10.20	104.29	104.95	106.00
Realized hedging loss	(1.32)	-	(1.23)	(0.65)	-	(0.61)	(1.39)	(3.27)
Royalties	(7.10)	(0.30)	(6.73)	(6.53)	(0.30)	(6.23)	(5.42)	(5.60)
Transportation	(2.59)	-	(2.41)	(2.56)	-	(2.40)	(1.89)	(2.25)
Operating	(13.33)	(1.38)	(12.97)	(16.11)	(1.52)	(15.67)	(12.66)	(14.53)
Operating netback	86.31	8.40	83.74	81.34	8.38	79.38	83.59	80.35
Netherlands
Price	98.86	10.18	61.44	97.06	10.39	62.70	56.88	57.95
Realized hedging (loss) gain	-	0.19	1.15	-	0.05	0.32	-	-
Operating	-	(1.97)	(11.69)	-	(1.52)	(9.04)	(7.24)	(8.44)
Operating netback	98.86	8.40	50.90	97.06	8.92	53.98	49.64	49.51
Australia
Price	120.95	-	120.95	117.65	-	117.65	114.44	117.40
Realized hedging loss	(1.11)	-	(1.11)	(0.92)	-	(0.92)	(0.33)	(0.30)
Operating	(20.86)	-	(20.86)	(20.41)	-	(20.41)	(24.62)	(20.75)
PRRT [1]	(23.89)	-	(23.89)	(20.93)	-	(20.93)	(32.21)	(30.90)
Operating netback	75.09	-	75.09	75.39	-	75.39	57.28	65.45
Total Company
Price	108.87	6.00	86.10	103.95	6.68	83.10	80.35	79.83
Realized hedging (loss) gain	(2.23)	0.15	(1.25)	(0.89)	0.05	(0.51)	(0.53)	(1.06)
Royalties	(6.86)	(0.11)	(4.93)	(6.25)	(0.10)	(4.41)	(3.49)	(3.81)
Transportation	(2.05)	(0.17)	(1.72)	(1.84)	(0.25)	(1.74)	(1.62)	(1.77)
Operating	(13.12)	(1.68)	(12.17)	(14.54)	(1.57)	(12.87)	(13.27)	(12.78)
PRRT [1]	(5.99)	-	(4.12)	(5.12)	-	(3.45)	(6.42)	(5.54)
Operating netback	78.62	4.19	61.91	75.31	4.81	60.12	55.02	54.87
General and administration			(3.17)			(3.15)	(3.57)	(3.31)
Interest expense			(2.66)			(2.46)	(2.04)	(1.89)
Realized foreign exchange (loss) gain			(0.32)			(0.05)	0.11	0.03
Other income (expense)			0.06			0.07	0.08	(0.74)
Current income taxes [1]			(12.22)			(10.40)	(10.94)	(9.52)
Fund flows netback			43.60			44.13	38.66	39.44
Accretion			(1.64)			(1.58)	(1.66)	(1.60)
Depletion and depreciation			(20.74)			(20.91)	(21.70)	(21.74)
Impairments			-			-	-	(6.24)
Gain on acquisition			-			-	-	4.30
Deferred taxes			(0.08)			(1.22)	0.76	2.92
Unrealized other expense			(0.07)			(0.09)	-	(0.05)
Unrealized foreign exchange gain (loss)			1.11			2.60	(1.89)	(1.73)
Unrealized (loss) gain on derivative instruments			(0.97)			0.34	(3.02)	0.09
Equity based compensation			(3.36)			(3.47)	(2.46)	(2.71)
Earnings netback			17.85			19.80	8.69	12.68

[1]	Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		September 30,	December 31,
	Note	2013	2012
ASSETS
Current
Cash and cash equivalents		256,135	102,125
Accounts receivable		178,662	180,064
Crude oil inventory		18,159	25,719
Derivative instruments		2,372	2,086
Prepaid expenses		15,217	10,508
		470,545	320,502

Deferred taxes		194,448	193,354
Exploration and evaluation assets	4	135,982	117,161
Capital assets	3	2,623,450	2,445,240
		3,424,425	3,076,257

LIABILITIES
Current
Accounts payable and accrued liabilities		281,112	300,682
Dividends payable	7	20,357	18,836
Derivative instruments		4,931	8,484
Income taxes payable		83,357	27,709
		389,757	355,711

Long-term debt	6	781,074	642,022
Asset retirement obligations	5	362,537	371,063
Deferred taxes		302,272	288,815
		1,835,640	1,657,611

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,599,668	1,481,345
Contributed surplus		54,221	69,581
Accumulated other comprehensive loss		(165)	(32,409)
Deficit		(64,939)	(99,871)
		1,588,785	1,418,646
		3,424,425	3,076,257

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2013	2012	2013	2012
REVENUE
Petroleum and natural gas sales		327,185	284,838	948,727	841,870
Royalties		(18,730)	(12,363)	(50,320)	(40,146)
Petroleum and natural gas revenue		308,455	272,475	898,407	801,724

EXPENSES
Operating		46,246	47,030	146,903	134,808
Transportation		6,549	5,744	19,843	18,655
Equity based compensation	8	12,779	8,704	39,639	28,620
Loss on derivative instruments		8,464	12,590	1,943	10,223
Interest expense		10,109	7,229	28,134	19,930
General and administration		12,033	12,669	35,956	34,885
Foreign exchange (gain) loss		(3,005)	6,330	(29,166)	17,878
Other expense (income)		55	(277)	259	8,291
Accretion	5	6,214	5,891	18,038	16,921
Depletion and depreciation	3, 4	78,826	76,941	238,692	229,301
Impairments	3	-	-	-	65,800
Gain on acquisition		-	-	-	(45,309)
		178,270	182,851	500,241	540,003
EARNINGS BEFORE INCOME TAXES		130,185	89,624	398,166	261,721

INCOME TAXES
Deferred		287	(2,701)	13,914	(30,832)
Current		62,102	61,527	158,121	158,845
		62,389	58,826	172,035	128,013

NET EARNINGS		67,796	30,798	226,131	133,708

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		14,621	(12,753)	32,244	(21,783)
COMPREHENSIVE INCOME		82,417	18,045	258,375	111,925

NET EARNINGS PER SHARE
Basic		0.67	0.31	2.25	1.37
Diluted		0.66	0.31	2.22	1.35

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		101,613	98,523	100,634	97,704
Diluted		102,763	99,748	102,083	98,848

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2013	2012	2013	2012
OPERATING
Net earnings		67,796	30,798	226,131	133,708
Adjustments:
Accretion	5	6,214	5,891	18,038	16,921
Depletion and depreciation	3, 4	78,826	76,941	238,692	229,301
Impairments	3	-	-	-	65,800
Gain on acquisition		-	-	-	(45,309)
Unrealized loss (gain) on derivative instruments		3,699	10,721	(3,839)	(955)
Equity based compensation	8	12,779	8,704	39,639	28,620
Unrealized foreign exchange (gain) loss		(4,232)	6,740	(29,738)	18,223
Unrealized other expense		276	-	1,029	514
Deferred taxes		287	(2,701)	13,914	(30,832)
Asset retirement obligations settled	5	(2,738)	(1,968)	(6,496)	(5,315)
Changes in non-cash operating working capital		(4,671)	13,175	30,652	(14,003)
Cash flows from operating activities		158,236	148,301	528,022	396,673

INVESTING
Drilling and development	3	(135,110)	(96,212)	(389,635)	(262,064)
Exploration and evaluation	4	(551)	(10,043)	(13,240)	(33,439)
Property acquisitions	3, 4	(7,586)	-	(7,586)	(106,184)
Dispositions	3	-	-	8,627	-
Changes in non-cash investing working capital		44,876	28,376	7,473	(1,408)
Cash flows used in investing activities		(98,371)	(77,879)	(394,361)	(403,095)

FINANCING
Increase in long-term debt		-	40,350	139,429	117,124
Issuance of shares pursuant to the dividend reinvestment plan		-	-	-	36,339
Cash dividends		(41,576)	(38,869)	(126,354)	(149,594)
Cash flows (used in) from financing activities		(41,576)	1,481	13,075	3,869
Foreign exchange gain (loss) on cash held in foreign currencies		2,248	(5,931)	7,274	(8,509)

Net change in cash and cash equivalents		20,537	65,972	154,010	(11,062)
Cash and cash equivalents, beginning of period		235,598	157,473	102,125	234,507
Cash and cash equivalents, end of period		256,135	223,445	256,135	223,445

Supplementary information for operating activities - cash payments
Interest paid		13,544	11,775	34,053	25,701
Income taxes paid		50,203	38,871	101,507	142,582

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	133,708	133,708
Currency translation adjustments		-	-	(21,783)	-	(21,783)
Equity based compensation expense		-	27,984	-	-	27,984
Dividends declared	7	-	-	-	(167,282)	(167,282)
Issuance of shares pursuant to the
dividend reinvestment plan	7	53,590	-	-	-	53,590
Vesting of equity based awards	7, 8	33,356	(33,356)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	7,151	-	-	(7,151)	-
Shares issued pursuant to the bonus plan	7	636	-	-	-	636
Balances as at September 30, 2012		1,462,878	51,096	(55,170)	(100,350)	1,358,454

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2013		1,481,345	69,581	(32,409)	(99,871)	1,418,646
Net earnings		-	-	-	226,131	226,131
Currency translation adjustments		-	-	32,244	-	32,244
Equity based compensation expense		-	39,010	-	-	39,010
Dividends declared	7	-	-	-	(181,391)	(181,391)
Issuance of shares pursuant to the
dividend reinvestment plan	7	53,516	-	-	-	53,516
Vesting of equity based awards	7, 8	54,370	(54,370)	-	-	-
Share-settled dividends
on vested equity based awards	7, 8	9,808	-	-	(9,808)	-
Shares issued pursuant to the bonus plan	7	629	-	-	-	629
Balances as at September 30, 2013		1,599,668	54,221	(165)	(64,939)	1,588,785

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates.

Retained earnings (deficit)
Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2012, except as discussed in Note 2.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2012, which are contained within Vermilion's Annual Report for the year ended December 31, 2012 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on November 6, 2013.

2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2013, Vermilion adopted the following pronouncements as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements for interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.  These disclosures are included in Note 11.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2012	2,016,611	15,071	2,031,682
Additions	407,973	5,248	413,221
Transfers from exploration and evaluation assets	10,528	-	10,528
Property acquisitions	206,260	-	206,260
Corporate acquisitions	136,297	-	136,297
Borrowing costs capitalized	9,994	-	9,994
Changes in estimate for asset retirement obligations	1,334	-	1,334
Depletion and depreciation	(289,194)	(5,165)	(294,359)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(3,882)	(35)	(3,917)
Balance at December 31, 2012	2,430,121	15,119	2,445,240
Additions	386,313	3,322	389,635
Dispositions	(8,627)	-	(8,627)
Changes in estimate for asset retirement obligations	(29,747)	-	(29,747)
Depletion and depreciation	(229,955)	(4,365)	(234,320)
Effect of movements in foreign exchange rates	61,114	155	61,269
Balance at September 30, 2013	2,609,219	14,231	2,623,450

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2012	92,301
Additions	39,317
Transfers to petroleum and natural gas assets	(10,528)
Depreciation	(3,485)
Effect of movements in foreign exchange rates	(444)
Balance at December 31, 2012	117,161
Additions	13,240
Property acquisitions	7,586
Depreciation	(2,743)
Effect of movements in foreign exchange rates	738
Balance at September 30, 2013	135,982

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2012	310,531
Additional obligations recognized	55,228
Changes in estimates for existing obligations	(26,560)
Obligations settled	(13,739)
Accretion	23,040
Changes in discount rates	22,807
Effect of movements in foreign exchange rates	(244)
Balance at December 31, 2012	371,063
Additional obligations recognized	2,114
Obligations settled	(6,496)
Accretion	18,038
Changes in discount rates	(31,861)
Effect of movements in foreign exchange rates	9,679
Balance at September 30, 2013	362,537

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	Sept 30, 2013	Dec 31, 2012
Revolving credit facility	558,171	419,784
Senior unsecured notes	222,903	222,238
Long-term debt	781,074	642,022

Revolving Credit Facility

At September 30, 2013, Vermilion had in place a bank revolving credit facility totalling $1.2 billion, of which approximately $558.2 million was drawn.  The facility, which matures on May 31, 2016, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by certain outstanding letters of credit associated with Vermilion's operations totalling $11.5 million as at September 30, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.

As at September 30, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2012	96,430	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,631	72,058
Vesting of equity based awards	904	33,355
Share-settled dividends on vested equity based awards	157	7,151
Shares issued pursuant to the bonus plan	13	636
Balance as at December 31, 2012	99,135	1,481,345
Issuance of shares pursuant to the dividend reinvestment plan	1,066	53,516
Vesting of equity based awards	1,372	54,370
Share-settled dividends on vested equity based awards	202	9,808
Shares issued pursuant to the bonus plan	12	629
Balance as at September 30, 2013	101,787	1,599,668

Dividends declared to shareholders for the nine months ended September 30, 2013 were $181.4 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on November 6, 2013, Vermilion declared dividends totalling $20.4 million or $0.20 per share.

8. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards ('000s)	2013	2012
Opening balance	1,690	1,750
Granted	774	681
Vested	(749)	(596)
Forfeited	(89)	(145)
Closing balance	1,626	1,690

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.

9. SEGMENTED INFORMATION

The following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates.  The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended September 30, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	62,222	23,664	8,316	5,880	35,028	135,110
Exploration and evaluation	551	-	-	-	-	551

Operating Income (Loss)
Oil and gas sales to external customers	100,000	120,574	27,382	79,229	-	327,185
Royalties	(11,156)	(7,574)	-	-	-	(18,730)
Revenue from external customers	88,844	113,000	27,382	79,229	-	308,455
Realized (loss) gain on derivative instruments	(3,169)	(1,382)	510	(724)	-	(4,765)
Transportation expense	(3,272)	(2,713)	-	-	(564)	(6,549)
Operating expense	(12,770)	(14,599)	(5,209)	(13,668)	-	(46,246)
Operating income (loss)	69,633	94,306	22,683	64,837	(564)	250,895

Corporate income taxes	260	31,717	6,810	7,666	-	46,453
PRRT	-	-	-	15,649	-	15,649
Current income taxes	260	31,717	6,810	23,315	-	62,102

	Three Months Ended September 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	53,658	10,416	5,257	9,721	17,160	96,212
Exploration and evaluation	10,043	-	-	-	-	10,043

Operating Income (Loss)
Oil and gas sales to external customers	71,268	102,369	30,386	80,815	-	284,838
Royalties	(7,081)	(5,282)	-	-	-	(12,363)
Revenue from external customers	64,187	97,087	30,386	80,815	-	272,475
Realized loss on derivative instruments	(274)	(1,360)	-	(235)	-	(1,869)
Transportation expense	(2,005)	(1,840)	-	-	(1,899)	(5,744)
Operating expense	(13,420)	(12,351)	(3,870)	(17,389)	-	(47,030)
Operating income (loss)	48,488	81,536	26,516	63,191	(1,899)	217,832

Corporate income taxes	36	21,051	9,614	8,083	-	38,784
PRRT	-	-	-	22,743	-	22,743
Current income taxes	36	21,051	9,614	30,826	-	61,527

	Nine Months Ended September 30, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,350,574	930,568	144,813	301,350	697,120	3,424,425
Drilling and development	160,747	68,479	14,472	69,511	76,426	389,635
Exploration and evaluation	13,240	-	-	-	-	13,240

Operating Income (Loss)
Oil and gas sales to external customers	284,638	342,558	100,119	221,412	-	948,727
Royalties	(29,852)	(20,468)	-	-	-	(50,320)
Revenue from external customers	254,786	322,090	100,119	221,412	-	898,407
Realized (loss) gain on derivative instruments	(2,572)	(1,990)	509	(1,729)	-	(5,782)
Transportation expense	(8,152)	(7,883)	-	-	(3,808)	(19,843)
Operating expense	(42,586)	(51,473)	(14,438)	(38,406)	-	(146,903)
Operating income (loss)	201,476	260,744	86,190	181,277	(3,808)	725,879

Corporate income taxes	839	66,500	25,865	25,525	-	118,729
PRRT	-	-	-	39,392	-	39,392
Current income taxes	839	66,500	25,865	64,917	-	158,121

	Nine Months Ended September 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,270,547	674,355	138,630	286,960	528,925	2,899,417
Drilling and development	157,680	26,424	13,157	24,132	40,671	262,064
Exploration and evaluation	33,390	-	49	-	-	33,439

Operating Income (Loss)
Oil and gas sales to external customers	226,726	300,708	92,268	222,168	-	841,870
Royalties	(24,266)	(15,880)	-	-	-	(40,146)
Revenue from external customers	202,460	284,828	92,268	222,168	-	801,724
Realized loss on derivative instruments	(1,335)	(9,274)	-	(569)	-	(11,178)
Transportation expense	(6,399)	(6,382)	-	-	(5,874)	(18,655)
Operating expense	(40,904)	(41,208)	(13,436)	(39,260)	-	(134,808)
Operating income (loss)	153,822	227,964	78,832	182,339	(5,874)	637,083

Corporate income taxes	1,323	49,671	24,546	24,833	-	100,373
PRRT	-	-	-	58,472	-	58,472
Current income taxes	1,323	49,671	24,546	83,305	-	158,845

Reconciliation of operating income to net earnings

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Operating income	250,895	217,832	725,879	637,083
Equity based compensation	(12,779)	(8,704)	(39,639)	(28,620)
Unrealized (loss) gain on derivative instruments	(3,699)	(10,721)	3,839	955
Interest expense	(10,109)	(7,229)	(28,134)	(19,930)
General and administration	(12,033)	(12,669)	(35,956)	(34,885)
Foreign exchange gain (loss)	3,005	(6,330)	29,166	(17,878)
Other (expense) income	(55)	277	(259)	(8,291)
Accretion	(6,214)	(5,891)	(18,038)	(16,921)
Depletion and depreciation	(78,826)	(76,941)	(238,692)	(229,301)
Impairments	-	-	-	(65,800)
Gain on acquisition	-	-	-	45,309
Earnings before income taxes	130,185	89,624	398,166	261,721
Income taxes	(62,389)	(58,826)	(172,035)	(128,013)
Net earnings	67,796	30,798	226,131	133,708

10. CAPITAL DISCLOSURES

	Three Months Ended		Nine Months Ended
($M except as indicated)	Sept 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Long-term debt	781,074	492,669	781,074	492,669
Current liabilities	389,757	442,376	389,757	442,376
Current assets	(470,545)	(385,554)	(470,545)	(385,554)
Net debt [1]	700,286	549,491	700,286	549,491

Cash flows from operating activities	158,236	148,301	528,022	396,673
Changes in non-cash operating working capital	4,671	(13,175)	(30,652)	14,003
Asset retirement obligations settled	2,738	1,968	6,496	5,315
Fund flows from operations	165,645	137,094	503,866	415,991
Annualized fund flows from operations [2]	662,580	548,376	671,821	554,655

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.1	1.0	1.0	1.0

The ratio of net debt to annualized fund flows from operations for the three and nine months ended September 30, 2013 was relatively consistent with same periods in 2012 as fund flows from operations increased proportionately with net debt.  The increase in net debt was the result of the second of two acquisitions that occurred in France during 2012 and capital expenditures pertaining to the Ireland assets, which are currently under development.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these consolidated financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion's financial instruments as at September 30, 2013 and December 31, 2012:

				As at Sep 30, 2013		As at Dec 31, 2012
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	256,135	256,135	102,125	102,125	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange (gain) loss and impairments are recognized as general and administration expense	178,662	178,662	180,064	180,064	Not applicable
Derivative assets	Derivative instruments	HFT	Gain on derivative instruments	2,372	2,372	2,086	2,086	Level 2
Derivative liabilities	Derivative instruments	HFT	Gain on derivative instruments	(4,931)	(4,931)	(8,484)	(8,484)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	(301,469)	(301,469)	(319,518)	(319,518)	Not applicable
	Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(781,074)	(791,653)	(642,022)	(656,315)	Not applicable

The accounting designations used in the above table refer to the following:

HFT - Classified as "Held for trading" in accordance with International Accounting Standard 39 "Financial Instruments: Recognition and Measurement".  These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR - "Loans and receivables" are initially recognized at fair value and are subsequently measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH - "Other financial liabilities" are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Level 1 - Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 - Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising from Financial Instruments

Market risk:
Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the nine months ended September 30, 2013 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

	September 30, 2013
	Before tax effect on comprehensive income
Risk ($M)	Description of change in risk variable	Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(5,671)
	Euro by 5% over the relevant closing rates on September 30, 2013
	Decrease in strength of the Canadian dollar against the	5,671
	Euro by 5% over the relevant closing rates on September 30, 2013
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	(5,954)
	US$ by 5% over the relevant closing rates on September 30, 2013
	Decrease in strength of the Canadian dollar against the	5,954
	US$ by 5% over the relevant closing rates on September 30, 2013
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(7,388)
	determine the fair value of financial derivative positions by US$5.00/bbl at September 30, 2013
	Decrease in relevant oil reference price within option pricing models used to	6,886
	determine the fair value of financial derivative positions by US$5.00/bbl at September 30, 2013
Interest rate risk	Increase in average Canadian prime interest rate	(3,655)
	by 100 basis points during the nine months ended September 30, 2013
	Decrease in average Canadian prime interest rate	3,655
	by 100 basis points during the nine months ended September 30, 2013

12. SUBSEQUENT EVENTS

Northern Petroleum Nederland B.V.

On October 10, 2013, Vermilion acquired, through its wholly-owned subsidiary, 100% of the shares of Northern Petroleum Nederland B.V., a subsidiary of UK-based Northern Petroleum Plc. ("Northern"). The acquisition is a complementary addition to the existing Netherlands asset base, including interests in six onshore licences in production or development, three onshore exploration licenses, and one offshore production license in the Netherlands.  Taking into consideration an effective date of January 1, 2013 and customary closing adjustments, Vermilion paid approximately $27.5 million cash at closing. Vermilion funded this acquisition from cash on hand. Vermilion also granted Northern minority net profit participation rights on select license interests included in the acquisition.

Given the recent timing of the acquisition, the Company has not yet completed the accounting for the acquisition and accordingly not all relevant disclosures are available for the business combination. The Company will report the purchase price allocation in the Company's consolidated financial statements for the year ended December 31, 2013.

Purchase and Sale Agreement with GDF Suez E&P Deutschland GmbH

On November 6, 2013, Vermilion announced that it entered into a definitive purchase and sale agreement with GDF Suez E&P Deutschland GmbH ("GDF") whereby Vermilion, through its wholly-owned subsidiary, will acquire GDF's 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany.  GDF is an affiliate of GDF Suez S.A., a publicly traded, French multinational utility.  In addition, the acquisition also includes the purchase of 0.4% of the equity of Ergas Munster GmbH ("EGM"), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany.  The acquisition represents Vermilion's entry into the German exploration and production business, a producing region with a long history of oil and gas development activity, low political risk and strong marketing fundamentals.  The acquisition is well aligned with Vermilion's European focus, and will increase its exposure to the strong fundamentals and pricing of the European natural gas markets.  The estimated cash cost to close is approximately $170 million, subject to final closing adjustments.  The acquisition will be funded with existing credit facilities and is expected to close prior to the end of January, 2014.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Anthony Marino, Executive VP & COO;
Curtis W. Hicks, Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 07-NOV-13